SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________ to_____________

Commission File Number: 1-14987

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TOO, INC. SAVINGS AND RETIREMENT PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

TOO, INC.

8323 Walton Parkway
New Albany, Ohio 43054

Too, Inc. Savings and Retirement Plan
Report on Audits of Financial Statements
As of and for the Years Ended December 31, 2004 and 2003
and Supplemental Schedule
As of December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Too, Inc. and the
Plan Administrative Committee of
the Too, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Too, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 13, 2005

Too, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS:

Investments	$26,308,041	$22,565,800

Cash	8,033	37

Receivable for contributions:
Employer	2,477,030	1,980,665
Participants	87,892	65,390

Total contributions receivable	2,564,922	2,046,055

Accrued income	82,340	—

Due from brokers	—	51,565

Total assets	28,963,336	24,663,457

LIABILITIES:

Due to brokers	—	278

NET ASSETS AVAILABLE FOR BENEFITS	$28,963,336	$24,663,179

The accompanying notes are an integral part of these financial statements.

Too, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS:

Investment income:
Net appreciation in fair value of investments	$2,498,865	$2,301,411
Earnings from mutual funds	133,108	45,355
Dividends from common stock	116,966	33,952

Total investment income	2,748,939	2,380,718

Contributions:
Employer	3,196,214	2,679,374
Participants	1,451,422	1,350,775
Rollovers	46,544	82,080

Total contributions	4,694,180	4,112,229

Total additions	7,443,119	6,492,947

DEDUCTIONS:

Distributions to participants	2,957,476	2,078,808
Administrative expenses	185,486	160,939

Total deductions	3,142,962	2,239,747

Net increase	4,300,157	4,253,200

Net assets available for benefits:

Beginning of year	24,663,179	20,409,979

End of year	$28,963,336	$24,663,179

The accompanying notes are an integral part of these financial statements.

Too, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2004 and 2003

1. Description of the plan

General

The Too, Inc. Savings and Retirement Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Too, Inc. (the “Employer”, the “Company”, or “Too”), who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. Employees who are considered to be a highly compensated associate under the Internal Revenue code of 1986 (the “Code”) and have met the eligibility requirements, described above, are eligible to receive the non-service and service related retirement contribution, but may not elect to make voluntary contributions.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Employer contributions

The Company may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code, which for the Plan years ended December 31, 2004 and 2003, was $205,000 and $200,000, respectively.

The Company may also provide a matching contribution of 100% of the participant’s voluntary tax-deferred contributions up to 3%.

Participant’s voluntary tax-deferred contributions

A participant may elect to make a voluntary tax-deferred contribution of 1% to 12% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($13,000 at December 31, 2004). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.

Investment options

The participants direct the investment of both their own and the Employer’s contributions by utilizing various investment options offered by the Plan. The Plan currently offers five mutual funds, five insurance company pooled separate accounts, one common collective trust, an Employer’s stock fund, and a common stock fund of a former affiliate to which no additional investments are allowed.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

Participant accounts

Each participant’s account is credited with the participant’s and Employer’s contributions and allocated investment earnings and administrative expenses. Allocations are based on the participant’s account balances or earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service for Employer’s contributions for each Plan year that they are credited with at least 500 hours of service.

A summary of vesting percentages for Employer’s retirement contributions is as follows:

Years of vested service	Percentage
Less than 3 years	0%
3 years	20
4 years	40
5 years	60
6 years	80
7 years	100

A summary of vesting percentages for Employer’s matching contributions after January 1, 2002 is as follows:

Years of vested service	Percentage
Less than 2 years	0%
2 years	20
3 years	40
4 years	60
5 years	80
6 years	100

Employer’s matching contributions prior to January 1, 2002, are vested at the same percentage as the Employer’s retirement contributions.

Payment of benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Too common stock will have the option of receiving such amounts in whole shares of Too and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Amounts allocated to participants withdrawn from the plan

The vested portion of net assets available for benefits allocated to participants withdrawn from the plan was $6,469 and $51,938 as of December 31, 2004 and 2003, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions. Forfeitures of $511,937 and $680,430 were used to reduce Employer’s contributions for the plan years ended December 31, 2004 and 2003, respectively. There were $124,302 and $111,398 of unused forfeitures at December 31, 2004 and 2003, respectively, which represent unallocated amounts.

Expenses

Expenses of the Plan are deducted from participants’ accounts. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plans assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation

Mutual funds are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. Pooled separate account values are generally determined based on the market values of the securities included in the underlying funds.

Net appreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

3. Investments

Except for the investments in pooled separate accounts under a group annuity contract with Principal Life Insurance Company, the Plan’s investments are held in directed custodial trusts with Delaware Charter Guarantee & Trust Company and Bankers Trust Company. The following table presents investments. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	2004	2003
Investments at fair value as determined by:
Quoted market price
Common stock:
Too, Inc.	$1,669,933	$1,217,396
Limited Brands, Inc.	1,540,314	1,381,075

	3,210,247	2,598,471

Mutual funds:
T. Rowe Price Capital Appreciation Fund	2,747,083	1,954,754
Other	3,620,287	2,467,848

	6,367,370	4,422,602

	9,577,617	7,021,073

Estimated fair value
Common collective trusts:
Gartmore Trust Company Stable Value Fund	7,921,357	7,716,310

Principal Life Insurance Company pooled separate accounts:
Principal Partners Large-Cap Blend	4,421,926	4,821,552
Principal Bond & Mortgage	1,820,504	1,448,759
Other	2,566,637	1,558,106

	8,809,067	7,828,417

	16,730,424	15,544,727

Total investments at fair value	$26,308,041	$22,565,800

The Plan’s investments (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the periods ended December 31, 2004 and 2003, are set forth below:

	2004	2003
Investments at fair value as determined by:
Quoted market price
Common stock	$980,587	$(81,693)
Mutual funds	532,054	906,296

	1,512,641	824,603

Estimated fair value
Common collective trusts	263,254	269,115
Pooled separate accounts	722,970	1,207,693

	986,224	1,476,808

Net appreciation in fair value	$2,498,865	$2,301,411

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

4. Tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated September 9, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. Plan administration

A Committee comprised of members appointed by the Board of Directors of the Employer administers the Plan.

6. Plan termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time. The Company has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

7. Parties-in-interest

Principal Life Insurance Company, under the group annuity contract, provides third party administrative services to the Plan for which the Plan is charged. In addition, Principal Life Insurance Company receives 1) 32 basis points annually of the value of the Plan’s units held in the Principal Stable Value Fund, 2) a management fee based on the value of Plan assets invested in pooled separate accounts, and 3) a fee from certain investments in mutual funds.

8. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$28,963,336	$24,663,179
Amounts allocated to withdrawing participants	(6,469)	(51,938)

Net assets available for benefits per Form 5500	$28,956,867	$24,611,241

Too, Inc. Savings and Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$2,957,476
Amounts allocated to withdrawing participants:
At December 31, 2004	6,469
At December 31, 2003	(51,938)

Benefits Paid to Participants Per Form 5500	$2,912,007

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9. Subsequent events

Employer contributions

Effective January 1, 2005, the Employer will provide a matching contribution of 100% of the participant’s voluntary tax-deferred contributions up to 4%.

Effective January 1, 2005, the Employer may make an additional discretionary matching contribution as a percentage of the participant’s voluntary contributions and shall be calculated based on the participant’s voluntary contributions and compensation for the Plan year. This discretionary contribution will be reduced by the amount of any required matching contribution.

Effective January 1, 2005, the Employer may provide a discretionary non-service related retirement contribution of 3% of annual compensation up to the Social Security wage base and 6% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible.

Participant’s voluntary tax-deferred contributions

Effective January 1, 2005, a participant may elect to make a voluntary tax-deferred contribution of 1% to 50% of his or her annual compensation.

Vesting

Effective January 1, 2005, any Employer’s matching contributions allocated to a participant’s account are 100% vested, unless employment terminated prior to January 1, 2005.

Eligibility

Effective January 1, 2005, a participant whose annual base salary is $130,000 or greater as of November 1 of the preceding Plan year will be excluded from receiving the Employer matching and discretionary matching contributions.

Too, Inc. Savings and Retirement Plan
EIN #31-1333930 Plan #001
Schedule H Line 4i

Supplemental Schedule of Assets Held at End of Year
December 31, 2004

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date,	(1)
	Identity of issue,	rate of interest,
	borrower, lessor, or	collateral, par or maturity		Current
	similar party	value	Cost	Value
*	Too, Inc.	Common stock – 68,272 shares		$1,669,933

	Limited Brands, Inc.	Common stock – 66,912 shares		1,540,314

	T. Rowe Price Capital Appreciation Fund	Mutual fund - 140,948 shares		2,747,083

	American Funds New Perspective R3 Fund	Mutual fund - 44,629 shares		1,226,413

	Vanguard Health Care Fund	Mutual fund - 7,120 shares		902,799

	Vanguard Explorer Fund	Mutual fund – 11,280 shares		841,144

	Fidelity Advisor Equity Growth Fund	Mutual fund - 13,529 shares		649,927

	Northern Institutional Government Select	Mutual fund - 4 shares		4

	Gartmore Trust Principal Stable Value Fund	Common collective trust - 537,104 units		7,921,357

	Investments under Principal Life Insurance
	Flexible Investment Annuity Group
	Contract 4-48602

*	Principal Partners Large-Cap Blend	Pooled separate account - 416,312 units		4,421,926
	Separate Account

*	Represents a party -in-interest

(1)	Cost information omitted – investment is part of individual account plan that participants or beneficiary directed with respect to assets allocated To his or her account.

The accompanying notes are an integral part of this schedule.

Too, Inc. Savings and Retirement Plan
EIN #31-1333930 Plan #001
Schedule H Line 4i
Supplemental Schedule of Assets Held at End of Year
December 31, 2004

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date,	(1)
	Identity of issue,	rate of interest,
	borrower, lessor, or	collateral, par or maturity		Current
	similar party	value	Cost	Value
*	Principal Bond and Mortgage Separate Account	Pooled separate account – 2,536 units		1,820,504

*	Principal U.S Property Separate Account	Pooled separate account – 2,037 units		950,221

*	Principal Partners Large-Cap Value Separate Account	Pooled separate account – 66,083 units		869,441

*	Principal Partners Mid-Cap Growth Separate Account	Pooled separate account – 45,563 units		514,208

*	Principal Lifetime 2010 Separate Account	Pooled separate account – 10,833 units		141,961

*	Principal Lifetime Strategic Income Separate Account	Pooled separate account – 2,783 units		36,226

*	Principal Lifetime 2030 Separate Account	Pooled separate account – 1,747 units		22,660

*	Principal Lifetime 2040 Separate Account	Pooled separate account – 1,168 units		15,296

*	Principal Lifetime 2050 Separate Account	Pooled separate account – 975 units		12,276

*	Principal Lifetime 2020 Separate Account	Pooled separate account – 330 units		4,348

The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Too, Inc. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 27, 2005
TOO, INC. SAVINGS AND RETIREMENT PLAN
(registrant)

By /s/ William E. May

William E. May
Executive Vice President
Chief Operating Officer
(Principal Financial Officer)
Too, Inc.

Exhibit Index

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm